

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 20, 2012

Via E-mail
Mr. Michael J. Kershaw
Chief Financial Officer
Tutor Perini Corporation
15901 Olden Street
Sylmar, CA 91342-1093

> **Re:** **Tutor Perini Corporation**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed March 2, 2012**
> **Form 10-Q for the quarterly period ended June 30, 2012**
> **Filed August 7, 2012**
> **File No. 1-6314**

Dear Mr. Kershaw:

We have reviewed your response letter dated September 4, 2012 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Critical Accounting Policies, page 34
Method of Accounting for Contracts, page 35

1. We note your response to our prior comments one and two. However, it continues to be unclear to us why you believe you are not required to disclosure the aggregate impact of changes in your contract estimates as well as the gross amounts of favorable and unfavorable adjustments and why such information would not provide material information to your investors. Please explain further and tell us more specifically what consideration you have given to Release No. 33-8350 and ASC 250-10-50-4. While we note that you have diverse contracts including fixed price and cost plus contracts, it appears that disclosure could be made based on the contract type. In addition, please further explain why it may not be practicable for you to obtain this information.

Results of Operations, page 39

2.   We note your response to our prior comment three. It is unclear to us why you
        believe disclosure of changes in your cost of operations would not meaningfully
        address the impact on your operations. Please explain further. It continues to
        appear to us that such disclosure is necessary to more fully understand your
        results. For example, an increase in labor rates per hour may have varying
        impacts on your overall results based on your types of contracts. Therefore,
        disclosure of the impact of labor rates would allow an improved understanding of
        your results at a more granular level.

Form 10-Q for the quarterly period ended June 30, 2012

Note 6. Goodwill and Intangible Assets, page 17

3.   We note your response to our prior comment six and have the following
        additional comments:

        • Please provide us with a more specific and comprehensive discussion
          regarding how you determined the fair value of your Civil reporting unit at
          June 30, 2012. In this regard, please discuss the impact of contracts that
          have already been awarded as well as contracts that you hope to bid on in
          the future. Please further address the impact of cancellations and delays in
          your estimates as well as decreases in your backlog and new business
          awards. In addition, please tell us what consideration you gave to a
          sensitivity analysis of the significant assumptions used in developing this
          fair value.

        • Please provide us with copies of the valuation reports utilized at December
          31, 2011 and June 30, 2012.

        • We note your statement that your implied control premium as of the fourth
          quarter 2011 valuation was based on low public float, low trading volume
          and the impact of insider trading near the valuation date that artificially
          created a drag on our stock price. Please tell us what consideration you
          gave to the impact of your results and overall market conditions on your
          stock price at that time.

        • Please further explain your belief that an inherent marketability discount
          embedded in your stock price is the primary reason for the continued
          difference between the carrying value of your equity and market
          capitalization. Please tell us what consideration you gave to your results
          and market conditions during the six months ended June 30, 2012.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a letter that keys your

Mr. Michael J. Kershaw
Tutor Perini Corporation
September 20, 2012
Page 3

responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief